BOWERY SPOKANE

230 W Riverside Ave


GARAGELAND
GARAGELAND
DRAW ME LI E
ONEO F YOUR
FRENCH FRIES

Spokane is experiencing a rapid period of development. Housing demands have skyrocketed in only two short years.

- *Spokane, Washington, “the next affordable city” saw its home prices rise 60% in the last two years to where the median home value is now $411k. - NY Times*
- *“The population growth we’ve experienced is largely a reflection of the job growth we’ve had” - Patrick Jones, executive director of Eastern Washington University’s Institute for Public Policy and Economic Analysis.*
- *“Amazon is expected to open its $181 million fulfillment center later this year on the West Plains, bringing more than 1,500 jobs to the area.” - The Spokesman Review, Amy Edelen*

Suburban areas, and what is quickly becoming the Spokane Metropolitan area, have seen enormous growth. Spokane is becoming a hub for transportation, art and culture, tourism, and dining.

What the city of Spokane has done to anticipate this growth while also expanding the downtown City center has been what has impressed us the most.

- Continued construction throughout Covid with the goal of creating a downtown that can be the centerpiece of an ever-sprawling cityscape.
- Spokane has plans for a reinvigorated and vibrant downtown scene that includes Riverfront Park, Spokane Falls, the arts, a popular comedy scene, music venues, 2 theaters showing Broadway productions, and hotels.
- Many of these hotels have partnered with major airline companies to house staff as Spokane quickly becomes a small but prodigious layover hub.
- Downtown office buildings occupancies are on the rise and new companies are moving into empty spaces.
- Spokane also has limited parking fees for street parking and many open pay-per-day lots located throughout the city. What is often times a major concern for coming into your city for a day or night out is far less of a deterrent in Spokane.

While there has been a noted housing boom, and the Spokane population has continued to rise, one thing that has stayed consistent, downtown rents.

- Landlords are motivated to fill their vacancies, and sign long-term leases.
- Restaurant spaces are averaging $1 per square foot.
- We have secured a 10 year lease with a +5 option for a gorgeous 3,300 SF space in the heart of the newly revitalized downtown corridor.
- Monthly rent including the terms of the Triple Net(NNN) lease are $2,700/month.
- Rent at this rate is unheard of in major cities and will be impossible to secure in Spokane within the next 5-10 years.
- The rule of thumb is to pay no more for rent than you do in sales for one week. We have always found this formula problematic as that amounts to one quarter of all your revenue. With rents this low, we believe we can comfortably net $2,700 in sales in one night.

Todd Andrews


EXIT

Growing up in Seattle, WA Todd began his career in the kitchen with his first job in high school. Cooking his way through college and receiving his BA in sociology and pre-law he went right back to restaurants upon graduation. Seattle was home base after college, securing his first Sous Chef job at 25 and his first role as Chef at 30. Looking for a new challenge, Todd then made the move to New York City. Over the next 10 years Todd opened restaurants across Brooklyn and has held multiple positions including, General Manager, Managing Partner, and Director of Operations. His consulting company has also found success taking him across the country with stops in Portland, Chicago, and LA.

On the following pages you'll find:

- Spreadsheets
- Demographics
- Maps of Metro Spokane and surround areas
- Bids for the demolition and buildout.
  - The buildout numbers were compiled from an average of 3 live bids from local contractors and equipment manufacturers and an average of prices from area purveyors.
- We've also included a link for a recent NY Times article about Spokane we believe illustrates the proactive and thoughtful approach city management has taken in anticipation of Spokane's inevitable growth.

DEMOLITION/RENOVATION (ATMOSPHERE REMODEL):$133,000

INSTALL ESTIMATES(FIXED): $14,000

Sinks: $1,000

Gas equipment: $500

Walk-ins: $2,500

Fire Suppression: $3,000

Beer Lines: $1,000

Hoods: HVAC contractor: $1,000

Misc: $5,000 (electric, oven, lighting, dishwasher etc. POS system)

EQUIPMENT (fixed): $117,000

Type 1 Hood: $72,000

Walk-in refrigerator: $9,000

Reach ins/Lowboys: $8,000

Sinks: $3,790

Ovens/range/fryer/grill: $10,000

Ice Maker: $3,000(lease or purchase)

Dishwasher: $3,000 (lease or purchase)

Reach in freezer: $3,000

Misc. equipment: $5,000

TOTAL BUILDOUT COST: (not including COGS): $250,000

COST OF GOODS: (to stock restaurant for opening): $21,000

Liquor/Beer/Wine: $10,000

Misc Food/dry goods/base materials(kitchen): $5,000

Fresh Product (produce, protein etc): $6,000

TABLES/CHAIRS/SILVERWARE/PLATEWARE/MISC: **$20,000**

CASH IN BANK ACCOUNT DAY OF OPENING: **60,000**

TOTAL COST TO OPEN RESTAURANT: $350,000

BOWERY SPOKANE

230 W RIVERSIDE AVE | 230 W RIVERSIDE AVE, SPOKANE, WA 99201 — FOR LEASE


GARAGELAND


Havermale Island
N Stevens St
N Bernard St
W Main Ave
E Main Ave
N Browne St
N Division St
W Riverside Ave
Sprague Ave
Sprague Ave
Sprague Ave
W 1st Ave
Google
Map data ©2021 Google

PROPERTY HIGHLIGHTS

- ~3,300 SF
- Type 1 Hood
- Street Parking
- Great Downtown Location
- Walk-In Cooler
- Adjacent from $35 Million Apartment Project (Est. Completion Summer 2022)

OFFERING SUMMARY

Lease Rate:	$2,000.00 per month (NNN)
Available SF:	3,300 SF
Building Size:	19,261 SF

DEMOGRAPHICS	1 MILE	3 MILES	5 MILES
Total Households	5,651	52,389	111,013
Total Population	10,836	120,896	257,793
Average HH Income	$38,710	$50,634	$51,550

LEASE INFORMATION

Lease Type:	NNN	Lease Term:	Negotiable
Total Space:	3,300 SF	Lease Rate:	$2,000.00 per month

AVAILABLE SPACES

SUITE	TENANT	SIZE (SF)	LEASE TYPE	LEASE RATE	DESCRIPTION
230 W Riverside Ave	Available	3,300 SF	NNN	$2,000 per month	-



Courtesy of LMN Architects

UNIVERSITY DISTRICT GATEWAY BRIDGE

The University Gateway Bridge is located in Downtown Spokane, between the University District and the East Sprague neighborhood. Built in 2018, this pedestrian bridge spans 450 feet.

Link Below for More Info
https://lmnarchitects.com/project/university-place-pedestrian-bridge



Courtesy of Arch Daily

CATALYST BUILDING

The Catalyst Building is one of the largest zero-energy buildings in North America. The Catalyst and it's neighbors use a sustainable shared energy model called an eco-district.

Link Below for more Info
https://www.catalystspokane.com



Courtesy of DeChase Miksis

206 RIVERSIDE AVE APARTMENT COMPLEX

A $35 million apartment complex is being constructed on the corner of Browne and Riverside. The 137 unit project is estimated to be completed in the summer of 2022, offering a mix of residential, retail and grocery.

Link Below for more Info

http://www.dechase.com/spokane-riverside.html



Courtesy of TVA Architects

BOXCAR APARTMENTS

A 7-story mixed-use apartment complex that will feature 136 units. Located southwest of the Gateway Bridge, the $11 million project spans more than 78,000 feet.

Link Below for more Info

https://www.spokesman.com/stories/2020/sep/13/the-dirt-plans-progress-for-seven-story-mixed-use-/

LT REAL ESTATE
902 West Garland Avenue, Spokane, WA 99205
509.315.8660 | ltrealestateco.com

DALLAS LIGHTNER
Broker
509.315.8720
dallas@ltrealestateco.com

RYAN TOWNER
Broker
509.481.0373
ryan@ltrealestateco.com



Courtesy of University of Washington

UNIVERSITY OF WASHINGTON SCHOOL OF MEDICINE

University of Washington and Gonzaga University Regional Health Partnership have teamed up to create a $60 million center for medical education, health sciences, and innovation.

Link Below for More Info

https://www.washington.edu/news/2019/09/09/uw-gu-regional-health-partnership-announces-new-center-in-spokane/



Courtesy of Spokane U District

WSU COLLEGE OF PHARMACY

One of two PharmD granting institutions in Washington, the WSU College of Pharmacy and Pharmaceutical Sciences also houses the Elson S. Floyd College of Medicine and College of Nursing.

Link Below for more Info

https://pharmacy.wsu.edu



Gonzaga University
Washington State University College of Pharmacy and Pharmaceutical Sciences
Elson S. Floyd College of Medicine
Saranac Commons
University District Gateway Bridge
Catalyst Building
Riverside Apartments
Boxcar Apartments
Downtown Spokane
Spokane, Washington
Thomas Hammer Coffee Roasters
Spokane
W Broadway Ave
W Spokane Falls Blvd
Havermale Island
N Monroe St
N Stevens St
N Pine St
E M.L.K. J
Sprague Ave
E Spokane Falls Blvd
S Sprague Way
E 2nd Ave
E 3rd Ave
E 4th Ave
W 4th Ave
S Cedar St
S Jefferson St
S Monroe St
S Lincoln St
S Stevens St
S Washington St
S Browne St
S Division St
Sherman St
S Arthur St
E Newark Ave
W 8th Ave
Map data ©2021 Google

POPULATION	1 MILE	3 MILES	5 MILES
Total Population	10,836	120,896	257,793
Average Age	42.0	34.8	35.4
Average Age (Male)	41.8	33.8	33.9
Average Age (Female)	43.5	36.0	36.6

HOUSEHOLDS & INCOME	1 MILE	3 MILES	5 MILES
Total Households	5,651	52,389	111,013
# of Persons per HH	1.9	2.3	2.3
Average HH Income	$38,710	$50,634	$51,550
Average House Value	$368,005	$192,685	$189,634

** Demographic data derived from 2010 US Census*


Nine Mile Falls
Dartford
Fairwood
Mead
Country Homes
Orchard Prairie
Town and Country
Highland
Hutton Settlemen
Millwood
EMERSON GARFIELD
WEST CENTRAL
Spokane
EAST CENTRAL
Dishman
Hazelwood
LINCOLN HEIGHTS
Glenrose
MORAN PRAIRIE
Geiger Heights
Marshall
Scribner
Google
Map data ©2021 Google

BOWERY SPOKANE

1st Yr. Assumptions

Sales		Non-controllables		Startup Costs		Costs as % of Revenue	
Sun-Th (60@$60)	18,000	Depreciation	10%	Equipment Cost	100,000	Food	25%
Fri-Sat (80@$65)	10,400	Tax	10%	Buildout	165,000	Liquor	15%
Coffee/ Private Dining	12,500						
Brunch Sat-Sun	3,000			Tables/chairs/plates, etc.	30,000	Labor	30%
Weekly Total	33,900			Cash in Bank	60,000	Bills	15%
Monthly Total	145,000			COGS	20,000		
Yearly Total	1,747,200			Total	**375,000**		

Year 1 Projected Sales

USD $0	Year 1		1	2	3	4	5	6	7	8	9	10	11	12		Annual
Income Statement																
Revenue			$ -	$ -	$ -	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600		$1,310,400
COGS			$ -	$ -	$ -	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)		$ (524,160)
Labor			$ -	$ -	$ (22,184)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)		$ (421,499)
Gross Profit			$ -	$ -	$ (22,184)	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992		$ 364,741
SG&A			$ -	$ (3,000)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)		$ (81,000)
EBITA			$ -	$ (3,000)	$ (29,984)	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192		$ 283,741
Depreciation			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -
Interest			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -
EBT			$ -	$ (3,000)	$ (29,984)	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192		$ 283,741
Tax			$ -	$ -	$ -	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)		$ (63,345)
Net Income			$ -	$ (3,000)	$ (29,984)	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153		$ 220,396

Year 2 Projected Sales

USD $0	Year 2	1	2	3	4	5	6	7	8	9	10	11	12		Annual
Income Statement															
Revenue		$ 145,600	$ 145,600	$ 145,600	$145,600	$145,600	$ 145,600	$145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600		$1,747,200
COGS		$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)	$ (58,240)		$ (698,880)
Labor		$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)	$ (44,368)		$ (532,420)
Gross Profit		$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992	$ 42,992		$ 515,900
SG&A		$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)	$ (7,800)		$ (93,600)
EBITA		$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192		$ 422,300
Depreciation		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -
Interest		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -
EBT		$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192	$ 35,192		$ 422,300
Tax		$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)	$ (7,038)		$ (84,460)
Net Income		$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153	$ 28,153		$ 337,840